August 10,
2005


Mail Stop 4561

Mr. Joseph Wagner
875 North Michigan Avenue, Suite 2626,
Chicago, IL 60611

      Re:	XA, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-QSB for the quarter ended March 31, 2005
		File No. 000-32885

Dear Mr. Wagner:

We have reviewed your response letter dated June 6, 2005 and have the following additional comments.

Form 10-KSB

Item 7 - Financial Statements

Note 1 - Summary of Significant Accounting Policies, pages 30-33

1. We have read and considered your response to comment 3. We note that the Company`s Board of Directors determined the value of the stock issued. Advise us how the ascribed value determined by your Board represents fair value under paragraph 16 of SFAS 123 in measuring the fair value of stock-based employee compensation and paragraphs 8-9 of SFAS 123 in determining the fair value of stock issued to non-employees.
2. We also note from your response to comment 3 that you determined the Series A preferred stock had no discernable market value. Based on your disclosure in Note 4 on page 35, you state the holders of the preferred stock would have the right to vote on all shareholder matters equal to 51% of the total vote. Given the controlling voting interest conveyed by the issuance of the Series A preferred shares, advise us how you determined these shares had no value.
3. We have read your response to comment 4 and remain unclear of the revenue recognition policy for each type of product and service. As previously requested, tell us the timing in which you recognize revenue for each of the services that the Company provides and your basis in GAAP for your treatment.


Form 10-QSB for the period ending March 31, 2005

Item 2. Management`s Discussion and Analysis or Plan of Operation

Comparison of Operating Results

Three Months Ended March 31, 2005 Compared to Three Months Ended
March 31, 2004
4. Refer to the second paragraph. We note that the increase in cost of goods sold was due to several factors including perfecting the Company`s revenue recognition accounting procedure for how client revenues are booked. Tell us the nature of the changes in your revenue recognition policy over client revenues and refer us to the
GAAP literature that supports this change.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.




							Sincerely,



            Cicely Luckey
      Branch Chief


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Mr. Joseph Wagner
XA, Inc.
August 10, 2005
Page 1